GLOBAL MED TECHNOLOGIES® ANNOUNCES SECOND
QUARTER AND FIRST HALF RESULTS

First Half Revenues are Record High
First Half and Q2 Revenues Rose 74% and 66%, Respectively
Recurring Revenues Climb 20%

DENVER, CO – August 13, 2009 – Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTCBB:GLOB), an international healthcare information technology company, today reported its operating results for the three and six months ended June 30, 2009.

Global Med’s record revenues of $16.418 million for the first half of 2009 represent an increase of $6.980 million or 74% over the $9.438 million recorded for the first half of 2008. In the first half of 2009, operating income improved to $1.678 million from $958 thousand during the first half of last year. The Company’s net income for the first half of 2009 was $593 thousand, or $0.02 per basic common share outstanding, versus $512 thousand, or $0.02 per basic common share outstanding, for the first half of 2008.

Global Med’s revenues of $8.059 million for the second quarter of 2009 represent an increase of $3.214 million or 66% over the $4.845 million recorded for the comparable 2008 period. In the second quarter of 2009, operating income improved to $621 thousand from $333 thousand during the comparable 2008 period. The Company’s net income for the second quarter of 2009 increased 79% to $272 thousand, or $0.01 per basic common share outstanding, from $152 thousand, or $0.01 per basic common share outstanding, for the comparable 2008 period.

While the Company’s acquisitions of Inlog and eDonor in 2008 were the primary drivers of revenue growth in both the second quarter and half year results, the solid operating performance of the Company’s Wyndgate Division was the primary driver of the improvement in operating income for both periods.

Global Med’s cash flow from operations for the first half of 2009 was $3.891 million, a more than fourfold increase over the $887 thousand recorded for the first half of 2008.

Recurring annual maintenance revenues for the quarter were running at an annualized rate of over $16.7 million. Based on the backlog as of June 30, 2009, the Company’s annual recurring revenues, when all contracted customer sites are implemented, will be nearly $18.0 million, an increase of 20% over 2008. The Company’s backlog of unrecognized software license fees and implementation fees as of June 30, 2009 was approximately $8.8 million, an increase of 59% over 2008.

Second Quarter 2009 Business Developments and Announcements:

  Mid-year 2009 KLAS survey scores placed Global Med’s Wyndgate division first in its class for its blood donor center and hospital transfusion software.
  During the quarter, the Company announced the licensing of its SafeTraceTx software to a 40 hospital healthcare organization in the Southeast.
  The Company completed a three-year contract extension with a significant channel partner.
  Another major channel partner began selling the Company’s eDonor products and services, worldwide.
  Global Med continues to roll out blood bank software solutions for CHS, signing multiple new licenses and completing additional implementations during the quarter.
  Global Med’s Inlog subsidiary licensed its EdgeLab laboratory information management software (marketed as “Labo Serveur” in France) to the Eugene Andre Hospital near Lyon, France.

Mick Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on today’s announcement stated, “The Company continues to increase revenue and profits in spite of the difficult economic climate. While the sales cycle has lengthened in the United States, we are pleased with the strong sales bookings we are achieving in Europe and elsewhere. We believe that our Inlog acquisition has positioned us to benefit from the strong demand we see overseas for our suite of innovative products. Our Wyndgate division also performed well during the quarter where our focus on productivity and efficiency yielded cost savings that flowed to the bottom line.”

Thomas F. Marcinek, the Company’s President and COO, stated, “Global Med continues to execute on its business plan. Although the sales climate is challenging in the U.S., we believe we are on track to meet our annual sales objectives. Our customers continue to validate our products and customer service which translates into a strong and sustainable recurring revenue stream and serves as a platform for new system sales as well.”

The Company will host a conference call today at 11:00 a.m. Eastern. Mick Ruxin, M.D., CEO, Tom Marcinek, President and COO, and Karen Davis, CFO, will discuss the second quarter financial results and will be available to answer questions. Interested parties are welcome to call the following telephone numbers five minutes prior to the start of the conference call. Callers within the US should call: 1-866-394-9731. Callers that are outside of the US should call: 1-706-643-7541. Callers should reference "Global Med Second Quarter Financial Results" to the conference call operator. The conference call ID number will be: 21830805.

Internet access to the call will be available on the Company’s web site at www.globalmedtech.com. The webcast replay will be available until Thursday, August 27, 2009.

An automated replay of the conference call will be available from Thursday, August 13, 2009 at 5:30 p.m. EDT until Monday, August 17, 2009 at 11:59 p.m. EDT. To access the replay, callers within the US should call: 1-800-642-1687. Callers outside of the US should call: 1-706-645-9291 and enter Global Med’s access code of 21830805. The replay of the conference call will be available from August 17, 2009 onward at Global Med’s website at www.globalmedtech.com.

The following tables provide information related to the Company's operations for the three and six months ended June 30, 2009 and 2008:

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)

Selected Operating Results (Unaudited)
Three Months Ended June 30,
In (000s) Except Per Share Information

	2009	2008
Revenues	$8,059	$4,845
Cost of revenues	3,167	1,860
Operating expenses	4,271	2,652
Income from operations	621	333
Other income (expense), net	(191)	8
Income taxes	(158)	(189)
Net income	$272	$152
Income per share:
Basic	$0.01	$0.01
Diluted	$0.01	$0.00
Weighted-average shares
outstanding:
Basic	34,346	27,948
Diluted	44,267	46,875

Selected Operating Results (Unaudited)
Six Months Ended June 30,
In (000s) Except Per Share Information

	2009	2008
Revenues	$16,418	$9,438
Cost of revenues	6,207	3,418
Operating expenses	8,533	5,062
Income from operations	1,678	958
Other income (expense), net	(379)	38
Income taxes	(706)	(484)
Net income	$593	$512
Income per share:
Basic	$0.02	$0.02
Diluted	$0.01	$0.01
Weighted-average shares
outstanding:
Basic	34,218	27,442
Diluted	44,138	45,882

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)

Selected Cash Flow Information (Unaudited)
Six Months Ended June 30,
In (000s)

	2009	2008
Cash flows provided by (used in):
Operations	$3,891	$887
Investing activities	(304)	(6,260)
Financing activities	(1,133)	6,790
Effect of exchange rates on cash	41	--
Net increase (decrease) in cash	2,495	1,417
Cash, beginning of period	4,472	6,748
Cash, end of period	$6,967	$8,165

Selected Balance Sheet Information (Unaudited)
June 30,
In (000s)

	2009	2008
Cash, cash equivalents and	$7,275	$4,660
marketable securities
Other current assets	7,073	9,566
Current assets	14,348	14,226
PP&E	1,315	1,385
Intangible assets	13,905	14,081
Other long-term assets	113	92
Total assets	$29,681	$29,784

Accounts payable, accrued	$7,040	$6,759
expenses and other current
liabilities
Deferred revenue	6,013	6,361
Current portion of long-term debt	2,323	2,335
Total current liabilities	15,376	15,455
Long-term debt	6,238	7,853
Other long-term liabilities	1,072	1,065
Total liabilities	22,686	24,373

Total stockholders’ equity	6,995	5,411
Total liabilities and stockholders’	$29,681	$29,784
equity

About Global Med Technologies®, Inc.

Global Med Technologies, Inc. is an international healthcare information technology company which develops regulated and non-regulated products and services for the healthcare industry. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 2,100 transfusion centers, blood banks and laboratory sites.

Global Med’s domestic companies are Wyndgate Technologies®, a leader in software products and services for donor centers and hospital transfusion services; eDonor®, which offers web-based donor relationship management systems; and PeopleMed™, Inc., which implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.

Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.

For more information about Global Med’s products and services, please call 800-996-3428 or visit www.globalmedtech.com.

This news release may include statements that constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expects” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this news release.

Company Contact: Global Med Technologies, Inc. Michael I. Ruxin, M.D. (303) 238-2000 mick@globalmedtech.com	Investor Contact: Global Med Technologies, Inc. Karen Davis, CFO (916) 404-8400 davisk@globalmedtech.com